18 September 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 89,850 RELX PLC ordinary shares at a price of 1064.0953p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 90,998,585 ordinary shares in treasury, and has 1,116,027,952 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 21,300,250 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 80,000 RELX NV ordinary shares at a price of € 13.8536 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 53,105,694 ordinary shares in treasury, and has 994,409,319 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 11,807,150 shares.